UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Pantheon China Acquisition Corp.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

698659109
(CUSIP Number)

Mark Angelo
YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 698659109	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YA Global Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%**

14	TYPE OF REPORTING PERSON* PN

** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding

SCHEDULE 13D

CUSIP No. 698659109	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yorkville Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%**

14	TYPE OF REPORTING PERSON* OO

**This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding

SCHEDULE 13D

CUSIP No. 698659109	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Angelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%**

14	TYPE OF REPORTING PERSON* IN

** This calculation is based on 59,286,506 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding

SCHEDULE 13D

CUSIP No. 698659109	Page 5 of 7

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by the Reporting Persons on December 16, 2008 (the “Original Schedule 13D”) remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D

Item 4. Purpose of Transaction

This Amendment No. 1 supplements Item 4 of the Original Schedule 13D by inserting the following paragraphs immediately before the first paragraph of Item 4 of the Original Schedule 13D:

“On June 30, 2009, the Reporting Person completed a sale under a stock purchase agreement (the “Purchase Agreement”), dated December 10, 2008, by and between the Issuer and the Funds, pursuant to which the Funds sold 2,398,699 Common Shares to the Issuer at a price of approximately $5.99 per share. Pursuant to the Purchase Agreement, the Funds agreed not to exercise their conversion rights and appointed certain individuals designated by the Issuer as attorney or proxy to vote the 2,398,699 Common Shares at any meeting of stockholders with respect to the Business Combination prior to June 30, 2009. The closing of the sale under the Purchase Agreement was contingent upon closing of the Business Combination. The closing of the Business Combination occurred on June 30, 2009.”

Item 5. Interest in Securities of the Issuer

This Amendment No. 1 amends and restated Items 5(a)-(e) of the Original Schedule 13D as set forth below:

(a), (b) Based upon information received from the Issuer, 59,286,506 Common Shares were outstanding as of July 2, 2009. Based on the foregoing, the Subject Shares represented approximately 0.0% of the Common Shares outstanding as of such date.

Yorkville, as the Investment Manager of YA Global, and Angelo as the Portfolio Manager of YA Global and Managing Member of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Subject Shares.  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any Common Shares.

(c) On June 30, 2009, YA Global simultaneously sold 2,398,699 Common Shares at a sale price of $5.99 per share to the Issuer in a privately negotiated transactions.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of outstanding shares of the Issuer on June 30, 2009.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 1 amends and supplements Item 6 of the Original Schedule 13D by inserting the following paragraph immediately before the last paragraph of Item 6 to the Original Schedule 13D.

On June 30, 2009, the Reporting Person completed a sale under a stock purchase agreement (the “Purchase Agreement”), dated December 10, 2008, by and between the Issuer and YA Global, pursuant to which the YA Global sold 2,398,699 Common Shares to the Issuer at a price of approximately $5.99 per share. Pursuant to the Purchase Agreement, Y Global agreed not to exercise its put option under the Agreement provided that the Issuer has complied in all material respects with its obligations set forth in the Purchase Agreement. In addition, YA Global agreed not to exercise its conversion rights and appointed certain individuals designated by the Issuer as attorney or proxy to vote the 2,398,699 Common Shares at any meeting of stockholders with respect to the Business Combination prior to June 30, 2009. The closing of the sale under the Purchase Agreement was contingent upon closing of the Business Combination. The closing of the Business Combination occurred on June 30, 2009.

SCHEDULE 13D

CUSIP No. 698659109	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008	REPORTING PERSONS:

YA GLOBAL INVESTMENTS, L.P.

	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

YORKVILLE ADVISORS, LLC

By:	/s/ Steven S. Goldstein
Name:	Steven S. Goldstein, Esq.
Its:	Chief Compliance Officer

By:	/s/ Mark Angelo
Mark Angelo

CUSIP No. 698659109	Page 7 of 7

EXHIBIT 2

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that any schedule 13G or 13D filed with the Securities and Exchange Commission after the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Pantheon China Acquisition Corp., a Delaware corporation (the "Company"), will be filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13g-1 under the Securities Exchange Act of 1934, as amended.

The undersigned, hereby severally and individually constitute and appoint Steven Goldstein, Chief Compliance Officer of YA Global Investments, L.P., and each of them, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any schedule 13G or 13D with respect to the Company and all amendments thereto with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 8, 2008

YA GLOBAL INVESTMENTS, L.P.

	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

YORKVILLE ADVISORS, LLC

By:	/s/ Steven S. Goldstein
Name:	Steven S. Goldstein, Esq.
Its:	Chief Compliance Officer

By:	/s/ Mark Angelo
Mark Angelo